March 1, 2010	Johnathan Mathiesen
(617) 951-7467
johnathan.mathiesen@ropesgray.com
BY EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	Premier VIT (Registration Nos. 33-78944 and 811-8512)
Ladies and Gentlemen:
     On behalf of Premier VIT (the “Trust”), we are today filing, pursuant to Rule 14a-6(b) of the Securities Exchange Act of 1934, as amended, the definitive form of proxy statement, notice of meeting of shareholders and form of voting instruction card for use in connection with a meeting of shareholders of OpCap Mid Cap Portfolio (the “Portfolio”) (the “Meeting”), a series of the Trust.
     The Meeting is currently scheduled to be held on April 15, 2010, and is being called to consider and vote on the following: (i) to approve a Plan of Liquidation and Dissolution with respect to the Portfolio, and (ii) to transact such other business as may properly come before the Meeting or any adjournments or postponements thereof.
     The Trust expects to begin mailing the proxy materials to shareholders on or about March 1, 2010.
     Please direct any questions you may have with respect to this filing to me (at 617-951-7467) or to George B. Raine (at 617-951-7556) of this firm.
Sincerely yours,
/s/ Johnathan Mathiesen
Johnathan Mathiesen, Esq.

cc:	Brian S. Shlissel Thomas J. Fuccillo, Esq. Wayne Miao, Esq. David C. Sullivan, Esq. George B. Raine, Esq.